SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Plug Power Inc.
(Name of Issuer)

$0.01 Par Value Common Stock
(Title of Class of Securities)


72919P103
(CUSIP Number)


CATHERINE S. HILL, ESQ
Catherine S. Hill, PLLC
4 Global View
Troy, NY 12180
(518) 285-7586


November 3, 1999
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of 240.13d-1(e), 240.13d-1(g), check the following box:

CUSIP No. 72919P103

1. NAME OF REPORTING PERSONS
Mechanical Technology Incorporated

IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
141462255

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO, BK, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Organized under the Laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:
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7. SOLE VOTING POWER
13,704,315 shares (32.5%)

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
13,704,315 shares (32.5%)

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,704,315 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
32.5%

14. TYPE OF REPORTING PERSON
CO



SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of Plug Power Inc. ("Plug Power"), a Delaware Corporation with its principal office located at 968 Albany-Shaker Road, Latham, NY 12110.

Item 2. Identity and Background.

This statement is being filed by Mechanical Technology Incorporated, a New York Corporation ("MTI"). First Albany Companies, Inc., a New York corporation ("FAC") owns [approximately 34%] percent of the outstanding shares of MTI, and accordingly, may control MTI. George McNamee ("McNamee") and Alan Goldberg ("Goldberg"; MTI, FAC, McNamee and Goldberg are collectively, the "Control Persons") are Co-Chief Executive Officers of FAC and therefore may control FAC. MTI is a manufacturer of advanced products that combine precision sensing capabilities with proprietary software to serve a variety of applications for commercial and military aviation, computer equipment and energy conversion markets. The address of MTI's principal office and principal business is 968 Albany-Shaker Road, Latham, NY 12110.

FAC is a holding company that, through its principal wholly-owned subsidiary, First Albany Corporation ("First Albany"), is an investment banking, securities trading and brokerage firm serving corporations, governments and institutional investors. The address of FAC's principal office and principal business is 30 South Pearl Street, Albany, NY 12207.

McNamee is Chairman of the Board of Directors of Plug Power and Chief Executive Officer and a Director of MTI. His principal occupation is as Co-Chief Executive Officer and Chairman of the Board of Directors of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, NY 12207.
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Goldberg is a Director of MTI.  His principal occupation is as Co-Chief
Executive Officer, Director and President of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, NY 12207.

The name, business address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of MTI and FAC are set forth in Schedule 1, attached hereto and made a part hereof. Each of such individuals is a citizen of the United States of America, except for J. Anthony Boeckh, Ph.D., who is a citizen of Canada.

McNamee and Goldberg are each citizens of the United States of America.

During the past five years, neither MTI, FAC, McNamee, Goldberg nor any of the Executive Officers and Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, Federal or State Securities Laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

As of November 2, 1999, MTI owned 13,704,315 membership interests of Plug Power, LLC, which were converted into 13,704,315 shares of Plug Power Common Stock pursuant to a recapitalization effected on November 2, 1999. MTI was a founding member of Plug Power, LLC, and has owned membership interests in Plug Power,LLC since June of 1997. On June 27, 1997, MTI contributed assets related to its fuel cell program, including intellectual property, 22 employees, equipment, and the right to receive government contracts for research and development of PEM fuel cell systems, if awarded, in exchange for 4,750,000 membership interests. On June 11, 1998, MTI contributed a below market value lease to Plug Power, LLC in exchange for 2,000,000 membership interests. On June 15, 1998, August 20, 1998, October 6, 1998, October 23, 1998, November 9, 1998,
 November 30, 1998, December 21, 1998, January 11, 1999, February 1, 1999 and February 15, 1999, MTI contributed a total of $5,000,000 in cash or cash equivalents to Plug Power, LLC in exchange for a total of 1,000,000 membership interests. On January 26, 1999, MTI received 2,250,000 membership interests in Plug Power, LLC as payment of a deferred purchase price based on the number of government contracts awarded to Plug Power prior to April 1, 1999. On June 30, 1999, MTI received 704, 315 Plug Power, LLC membership interests in exchange for conveying a 35-acre parcel of land with three office buildings and a house (the "Plug Campus") to Plug Power, LLC. In that transaction, Plug Power, LLC also assumed approximately $6,200,000 in pre-existing debt on the Plug Campus. On September 30, 1999, MTI received 266,667 Plug Power membership interests in exchange for $2,000,000 in cash. On November 1, 1999, MTI received 2,733,333 Plug Power membership interests in exchange for $20,500,000 in cash proceeds of MTI's loan from KeyBank, N.A.. Plug Power became a section 12(b) reporting company as of October 28, 1999, the effective date of their registration statement.

Item 4. Purpose of Transaction.

MTI converted its membership interests to Plug Power Common Stock, and previously purchased membership interests in Plug Power, LLC for investment purposes. Pursuant to MTI's Credit Agreement with KeyBank, N.A. (the "Credit Agreement"), MTI has pledged 13,704,314 shares of Plug Power Common Stock as collateral for its $22,500,000 loan from KeyBank, N.A. ("Loan"). Although the Credit Agreement does not require MTI to sell shares of Plug Power Common

Stock, MTI may sell shares of Plug Power Common Stock to repay interest or principal on Loan. Pursuant to the Credit Agreement, MTI is obligated to make interest only payments for the first 18 months following the closing of the Loan, and to repay the principal in 6 equal quarterly installments of $3,750,000 each, plus appropriate interest payments, commencing on June 30, 2001. See exhibits 2 and 3.


From time to time, MTI and the Control Persons have engaged in discussions with Plug Power, its officers and directors and other significant shareholders relating to Plug Power's policies, management, directors, business, operations, financial condition, strategies and other developments, and MTI and the Control Persons intend to engage in such discussions in the future. From time to time, each of MTI and the Control Persons may buy or sell additional Shares on the open market, in private negotiated transactions, from Plug Power or otherwise.

Notwithstanding the foregoing, as significant shareholders of Plug Power and through any of its representatives that may be members of Plug Power's Board of Directors, MTI and the Control Persons may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the issuer, (iv) any other material change in the issuer's business or corporate structure, (v) changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vi) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act or (viii) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

(a) MTI is the direct beneficial owner of 13,704,315 shares of Plug Power Common Stock, representing 32.5% of the Common Stock outstanding as of November 3, 1999.
(b) MTI has the sole power to direct the vote and disposition of all Common Stock directly owned by it as described in paragraph (a).
(c) During the past 60 days MTI did not purchase any Plug Power Common Stock, it did however purchase the following Plug Power membership interests:


DATE		AMOUNT	PRICE			SOURCE OF FUNDS
9/30/99		266,667	$2,000,000		Working capital,
                                        	proceeds of
						rights offering.

11/1/99		2,733,333	$20,500,000	Bank loan from KeyBank,
						N.A. All Plug Power Common
						Stock was pledged to KeyBank,
						N.A. in connection with the
                                                loan. See Exhibits 2 and 3.

During the past 60 days, the following Control persons purchased the following number of shares of Plug Power Common Stock.

PERSON						AMOUNT
George McNamee					10,000 shares
Dale Church					1,000 shares
Edward Dohring					1,000 shares
Alan Goldberg					None
E. Dennis O'Connor				1,000 shares
Walter Robb					1,000 shares
Beno Sternlicht					1,000 shares
Cynthia Scheuer					500 shares
Dennis Chaves					500 shares

(d) No other person is known to have the right to receive dividends from, or proceeds from the sale of, the Common Stock acquired by MTI in this transaction.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

MTI and Plug Power have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1: Information with Respect to Directors and Executive Officers of Mechanical Technology, Incorporated and First Albany Companies, Inc.

Exhibit 2: Credit Agreement between MTI and KeyBank, N.A. dated
November 1, 1999.
Exhibit 3: Stock Pledge Agreement between MTI and KeyBank, N.A. dated November 1, 1999.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:	__________________        MECHANICAL TECHNOLOGY, INCORPORATED
                                  ____________________________
                                  By:




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